Exhibit 99.1

ENCORE ENERGY CORP.

34 King Street East, Suite 1200

Toronto, Ontario  M5C 2X8

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of enCore Energy Corp. (the “Company”) will be held at 1600 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia on V6C 3L2 on Tuesday, July 21, 2015 at 9:30 a.m. (Vancouver, British Columbia time).  At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2014, together with the auditor’s report thereon, and consider resolutions to:

1.	fix the number of directors at six;

2.	elect directors for the ensuing year;

3.	appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditor of the Company for the ensuing year;

4.	authorize the directors to determine the remuneration to be paid to the auditor;

5.	confirm the Company’s stock option plan, as required annually by the policies of the TSX Venture Exchange; and

6.	transact such other business as may properly be put before the Meeting.

All shareholders are entitled to attend and vote at the Meeting in person or by proxy.  The Board of Directors (the “Board”) requests that all shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”).  If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by 9:30 a.m. (Vancouver, British Columbia time) on Friday, July 17, 2015 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy.  Only shareholders of record at the close of business on Tuesday, June 9, 2015 will be entitled to vote at the Meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 9th day of June, 2015.

ON BEHALF OF THE BOARD

“William M. Sheriff”
William M. Sheriff,
Chairman of the Board